RBC RosBusinessConsulting

RBC shareholders give final approval for IT business divestment

Moscow, April 24, 2007 – The extraordinary general meeting of OAO RBC Information Systems (**RTS, MICEX: RBCI**) held today has given final approval to the ~~Board of Directors'~~ resolution to spin off the company's IT business through the sale of common stock in OAO Armada to RBC shareholders and the transfer of IT assets from RBC to OAO Armada.

At the same time, RBC has calculated the number of orders for Armada shares received from shareholders. According to the order book, almost all shares offered for sale will be purchased by RBC shareholders. The specific provisions of US law prevented ADR holders from filing their orders for Armada shares on time. As a company committed to ensuring equal rights for all its shareholders, RBC is now looking for ways to resolve the issue with ADR holders in the shortest possible time.

Thus, the spin-off resulted in two separate companies, OAO RBC Information Systems and OAO Armada, operating in different business areas. The divestment of the IT business is essentially complete.

Investor contact: Maria Sorokina
Tel: +7 (495) 363-1111 (ext. 2278), e-mail: msorokina@rbc.ru,
Web: www.rbcinfosystems.com.

RBC **RosBusinessConsulting**

RBC named best employer in Russian media segment

Moscow, April 26, 2007 – The HeadHunter recruitment company has held an annual online opinion poll among job applicants in April 2007 to find out their preferences among leading companies on the Russian market. Based on the survey results, OAO RBC Information Systems (**RTS, MICEX: RBCI**) was named the ultimate leader in the 'Mass Media' category.

Poll respondents were asked to choose three companies they might want to work in from each of 12 categories representing the main industries. The authenticity of data was ensured by a specially-established Supervisory Council. Summing up the results of the survey, RBC received the largest number of votes of 36.03% in the category 'Mass Media.' This is the biggest percentage given to industry leaders in this opinion poll. Nokia goes second with 33.1% of votes in the category 'Manufacturing, Industrial Production.'

"RBC is a dynamically developing company, and we often turn to the labor market when looking for new specialists. So, it's especially a pleasure for us that more than one third of HeadHunter's respondents have chosen RBC as a potential employer. In our opinion, the reason for our company's popularity among job applicants lays in RBC's leadership in the business mass media and its established reputation of a source of unbiased and up-to-date information. We believe that further strengthening of RBC's brand will help us find new highly professional employees," RBC General Director Yury Rovensky said.

Investor Contact: Maria Sorokina
Tel.: 363 1111 (ext. 2278), E-mail: msorokina@rbc.ru
Web: TTTwww.rbcinfosystems.ru

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